KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

October 23, 2013

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Jarden Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Commission File No. 1-13665

Dear Ms. Thompson:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated September 26, 2013 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto the acknowledgment of the Company as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A

Responses of Jarden Corporation to the

Commission Staff Comment Letter dated September 26, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.	Reference is made to Note 12 (Taxes on Income) on page 85 where you have generated $213, $250, and $115 million in foreign pre-tax income for the fiscal years ended December 31, 2012, 2011, and 2010, respectively. Given the significance of your foreign pre-tax income as compared to your domestic operations we believe you should consider discussing the changes in pre-tax income from foreign operations over the past three fiscal years. In this regard, tell us and disclose if foreign pre-tax income changed at a significantly higher or lower rate during the past three fiscal years as compared to those of your domestic operations for the same period. Your separate discussions should provide management insights into the factors/reasons behind the changes in historical domestic and international operating results. Please also discuss how such factors would affect your future domestic and international earnings by quantifying their impact to the extent material, if possible. Alternatively, tell us why this information would not be useful to investors. Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that we believe there is no material change in the trend of international versus domestic pre-tax income apart from the significant acquisition(s) noted in 2010. On a year-over-year basis, the composition of domestic and international income may change significantly; however, these changes are primarily due to foreign currency fluctuations as well as items such as hyperinflationary and devaluation related charges, goodwill and intangible asset impairments, debt extinguishment cost, reorganization costs and acquisition-related costs which, by their nature, are not reflective of the Company’s underlying business trends. As such, the resulting year-over-year changes to domestic and international pre-tax income are not necessarily reflective or illustrative of underlying business trends or predictive of factors that would affect future operating results.

The Company supplementally advises the Staff that, if the Company identifies factors or trends that would affect future domestic and international earnings and which are quantifiable, the Company will identify such factors or trends, to the extent material, in its future filings.

Venezuela Operations, page 42

2.	Please tell us and disclose what effect the further 2013 devaluation of the Bolivar relative to the U.S. dollar will have on changes in profitability related to your Venezuela operations. In this regard, explain to us and disclose the business practices or policies that have changed or are expected to change as a result of the devaluation.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the Company’s Venezuelan operations were less than 2% of the Company’s consolidated revenues for the year ended December 31, 2012, and we believe the profitability in Venezuela for the current year, excluding the devaluation charge itself, will be consistent with the prior year. We believe that disclosure beyond the current level of detail would give undue prominence to our operations in Venezuela based on its level of materiality relative to the Company’s consolidated results of operations and level of disclosure of other operations.

3.	We note your disclosure in the last paragraph on page 19 that “… there can be no assurance that the elimination of the SITME market will not impair the ability of the Company’s subsidiaries operating in Venezuela to convert Bolivar cash balances into U.S. dollars, which could result in currency exchange losses that could have a material adverse effect on our results of operations.” In future filings please update this information and expand Management’s Discussion and Analysis to provide a discussion of whether you are able to settle your exchange of Venezuelan currency along with the effect of the current exchange rate system on your operations and cash flows. To the extent possible, please discuss the implications of the current exchange rate system on your future operations.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the Company’s purchases have historically qualified, and currently qualify, for the official exchange rate enabling us to convert Bolivars at such rate. Even though there can be no assurance that we will be able to convert Bolivars at the official exchange rate in the future, we do not expect potential changes in the currency exchange markets to have a material impact on the consolidated financial position, results of operations or cash flows of the Company. We believe that disclosure beyond the current level of detail would give undue prominence to our operations in Venezuela based on its level of materiality relative to the Company’s consolidated results of operations and level of disclosure of other operations.

In the future, should we foresee that our ability to convert Bolivars at the official exchange rate may become impaired and potentially materially affect our results of operations, we will provide disclosures in our filings to that effect.

Financial Condition, Liquidity and Capital Resources, page 48

Liquidity, page 48

4.	Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2011 and 2010. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows, your analysis should focus on factors that directly affect cash and not merely refer to improved operating results. Refer to Item 1 of Section IV.B of SEC Release No. 33-8350

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the Company will disclose the appropriate comparable periods presented in the statements of cash flow in our future filings. Additionally, the Company will disclose individually significant items affecting cash flow from operations when such items are identifiable and quantifiable.

Item 8. Financial Statements and Supplementary Data, page 59

1. Business and Significant Accounting Policies, page 64

Cash and Cash Equivalents, page 66

5.	It appears from your liquidity discussion the cash held in your foreign consolidated subsidiaries is significant and may not be readily available, if at all, to be used for certain financing activities. If so, please disclose the amount of cash which is not freely transferable to the Parent in your notes to the financial statements. Refer to Rule 5-02.1 of Regulation S-X.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that there are no restrictions on withdrawal or usage of cash in the jurisdictions in which it is being held that would be material and require disclosure under Rule 5-02.1 of Regulation S-X. Our cash balances are available to be withdrawn and used in conducting our operations as we believe appropriate.

The restriction on the ability to transfer funds from a subsidiary to a parent is addressed in Rule 4-08(e)(3) of Regulation S-X which states that “restricted net assets of subsidiaries shall mean that amount of the registrant’s proportionate share of net assets (after intercompany elimination) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” ASR 302, Codified in Financial Reporting Policy 213.02, indicates that the term

“restriction” is intended to mean a “formal” restriction. It continues to indicate that not all limitations on transferability of assets are considered to be “restrictions” as defined for purposes of Rule 4-08(e)(3) of Regulation S-X.

We concluded that the net assets of our operations in Venezuela were not “restricted” as defined by Rule 4-08(e)(3) of Regulation S-X. There are currency exchange controls that limit the ability of a subsidiary in Venezuela to remit dividends or to transfer cash to its parent denominated in U.S. dollars; however, there are not such restrictions on the ability to remit dividends or to transfer cash to the parent that is denominated in Bolivars.

We acknowledge that the currency exchange controls in Venezuela represent an “economic restriction”. This is analogous to situations in which a company discloses they hold cash overseas because of economic restrictions on repatriation such as tax implications. These economic restrictions are not “restrictions” as contemplated by Rule 4-08(e)(3) of Regulation S-X. Accordingly, while disclosure is not required by Rule 4-08(e)(3) of Regulation S-X, we will provide disclosure in future filings about cash held in Venezuela in the MD&A substantially in the following form, as appropriate:

“At December 31, 2012, the Company’s subsidiaries operating in Venezuela have approximately $15 million in cash denominated in U.S. dollars and cash of approximately $47 million denominated in Bolivars converted at the official exchange rate of 4.30 Bolivars per U.S. dollar. There are currency exchange controls in Venezuela which limit the ability of our Venezuelan subsidiaries to distribute or transfer U.S. dollars outside Venezuela.

6. Goodwill and Intangibles, page 74

6.	We note your disclosure that you amortize customer relationships and distributor channels intangibles from ten to thirty-five years. Tell us the period over which you amortize customer relationships. Further, tell us why you believe this range is appropriate. In your response, tell us the methodology used to determine the range.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that our customer relationships are amortized over periods ranging from 10 to 35 years. Substantially all these customer relationship intangible assets were valued using the income approach and the amortization period for each customer relationship was derived from the attrition rates attributable to the cash flows for each customer relationship, which differ based on the facts and circumstances attributable to each acquisition. The amortization periods reflect the Company’s best estimate of the periods over which those assets will contribute to cash flows.

11. Commitments and Contingencies, page 83

Contingencies, page 83

7.	We read your disclosure that you have reserved for environmental, litigation, and product liability contingencies. Please revise your disclosures to also include a range of potential additional loss in excess of amounts accrued, which may be aggregated by contingency category, and provide us your proposed disclosure. If you are unable to estimate the reasonably possible additional loss or range of loss, please explain to us in detail the reasons why you are unable to determine an estimate, or why such information would not be useful to an investor. Refer to the disclosure requirements set forth by paragraphs 1-5 of ASC 450-20-50.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that, for the reasons explained below, the Company believes that it was, at the time of the disclosure in the Form 10-K at issue, and is, at the date of this response, unable to estimate a reasonably possible additional loss or range of loss above the amounts accrued for environmental, litigation and product liability contingencies. However, the Company confirms that it will continue to evaluate such potential additional loss and, in future filings, in accordance with ASC 450-20-50, for material contingencies where there is at least a reasonable possibility that an additional loss may have been incurred, the Company will disclose an estimate of the additional potential loss or range of loss to the extent that such an estimate reasonably can be made.

By way of explanation, the Company provides the following supplemental information:

For litigation liabilities (including product liability litigation) representing substantially all of the potential litigation loss contingency for which the Company has accrued, the Company has accrued an amount according to its best estimate of the potential loss, to the extent such loss is reasonably estimable and probable. Where it is not possible to estimate a specific expected cost the Company accrues an amount estimated to equal the minimum exposure to such loss or potential loss. However, the maximum potential loss (or upper end of the range of potential loss) is ordinarily impossible to estimate due to a number of factors, including (i) the inherent unpredictability of litigation, (ii) a lack of commonality among litigation matters, (iii) the lack of consistent historical outcomes in litigation on which to base predictions or estimates of future liabilities, (iv) the fact that a specific amount or maximum amount of damages is typically not pled in each case, (v) in each case damages have not been determined (and will not be determined until a final verdict is reached), and (vi) damages are typically not based on a formula or other basis that is determinable in advance. Accordingly, the Company does not believe that an estimate of reasonably possible additional losses is determinable. If an amount of additional loss with respect to a material contingency becomes reasonably possible due to developments in litigation, and the range of such additional loss is reasonably estimable, the Company will disclose such additional loss or range of loss.

For environmental liabilities representing substantially all of the potential environmental loss for which the Company has accrued, such liabilities are typically associated with well-known, long-term remediation sites for which loss estimates have been well-established and remediation costs are predictable, absent a future change in law or technology or a discovery of new facts related to the applicable environmental site. The Company accrues an amount equal to its best estimate of investigation and remediation costs based upon facts at any given time. The Company believes any additional loss would likely come from new facts or information not currently available to it, including future changes in applicable laws or regulations, future changes in available technologies and discovery of new information about a given site. The Company believes it would not have a basis for estimating a range of reasonably possible additional losses.

12. Taxes on Income, page 85

8.	Tell us how your statement that the foreign undistributed earnings are deemed by the Company to be indefinitely reinvested complies with ASC 740-30-25-17. In this regard, we read your disclosure, “[I]n 2012, 2011 and 2010, the Company recorded a deferred tax charge (benefit) of $2.2, $7.5 and ($2.4), respectively, related to profits that were deemed not to be permanently reinvested outside of the United States.”

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that ASC 740-30-25-17 states that the presumption in ASC 740-30-25-3 that all undistributed earnings will be transferred to the parent entity (in this case, Jarden Corporation or affiliates in the United States) may be overcome, and no income taxes shall be accrued by the parent entity if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. A parent entity shall have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely. These criteria required to overcome the presumption are sometimes referred to as the “indefinite reversal criteria”. Experience of the entities and definite future programs of operations and remittances are examples of the type of evidence required to substantiate the parent entity’s representation of indefinite postponement of remittances from a subsidiary.

The Company reviews the application of the indefinite reversal criteria to each of its foreign subsidiaries with undistributed earnings as of any applicable financial statement date. As a result, the Company has recognized a deferred tax liability of approximately $47.3 million as of December 31, 2012 where the Company has been unable to overcome the presumption set forth in ASC 740-30-25-3.

For those subsidiaries where the indefinite reversal criterion is asserted, the following evidence applies:

•	Since the Company’s tax position does not permit it to claim a foreign tax credit on dividends remitted to the United States, there is a significant tax cost of repatriating foreign earnings that result in the Company deploying cash among its foreign affiliates.

•	The Company’s domestic earnings, cash flow, and existing credit facilities are currently sufficient to satisfy its domestic working capital, debt service, and capital expenditure requirements within the United States.

•	The Company’s policy has been to deploy cash owned by foreign affiliates among the foreign affiliate group on a tax-efficient basis. Therefore, foreign working capital requirements, external debt service (if any), and capital expenditures required by a foreign affiliate that cannot be satisfied by such foreign affiliate are met through intercompany borrowings or dividends within the Company’s foreign affiliate group.

•	The Company owns numerous foreign affiliates, most of which are not able to borrow externally. In addition, many of the foreign affiliates operate seasonal businesses. As a result, each foreign affiliate requires a sufficient cash level to sustain the unpredictable business cycle of a seasonal business.

•	The Company has announced plans to build manufacturing capacity outside of the United States, which is best facilitated with funding from foreign entities with cash available outside the United States.

•	Undistributed earnings generated by the Company’s foreign affiliates will be used to accomplish the following:

¡	finance the Company’s new EU cash pooling system to fund the business cash needs of European affiliates; and

¡	finance future foreign acquisitions.

•	Past experience suggests that the Company will not repatriate earnings from such foreign affiliates.

13. Stockholders’ Equity and Share-Based Awards, page 88

Restricted Shares of Common Stock, page 89

9.	Refer to your disclosure on page 90 where you state, “[D]uring the fourth quarter of 2012, the Company recognized $33.6 of cumulative stock-based compensation related to certain restricted share awards where compensation expense was not previously recognized as the achievement of the performance targets was not deemed probable. These awards, which were granted in 2010 and whose restrictions lapse if and when the Company achieves certain performance targets, had an aggregate grant date fair value of $44.8 and have a 5-year contractual life.” Tell us and disclose the nature of the performance targets that were achieved. Please refer to ASC 718-10-50.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the EPS targets noted below had not been achieved in 2012 (and still have not yet been achieved); however, in 2012, the Company deemed these awards probable of vesting in the future, recognized compensation expense in accordance with ASC 718-35-5 and disclosed the $33.6 million of cumulative compensation expense recognized. The Company supplementally advises the Staff that these restricted share awards vest ratably from 0% to 100% upon achievement of annual Adjusted EPS between $4.50 and

$5.00 per share ($3.00-$3.33 after giving effect to the Company’s 3-for-2 stock split consummated in March 2013) during any years between 2010 and 2014.

Exhibit B

Jarden Corporation Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ Ian G.H. Ashken
Ian G.H. Ashken
Vice Chairman and Chief Financial Officer